Exhibit 2.4

Partial Assignment and Assumption Agreement

This Partial Assignment and Assumption Agreement (this “Agreement”) dated as of March 18, 2019, is entered into among Twenty-First Century Fox, Inc. (formerly News Corporation at the time of the execution of the News Corp Separation Agreement (as defined below)) (“Assignor”), Fox Corporation (“Assignee”) and, solely with respect to Section 4, Section 5 and Section 6 hereof, News Corporation (formerly New Newscorp Inc at the time of the execution of the News Corp Separation Agreement) (“News Corp”) and News Corp Holdings UK & Ireland (“News Corp UK & Ireland”). Any terms used but not defined herein shall have the meaning attributed to them in the Separation and Distribution Agreement among News Corporation, New Newscorp Inc and News Corp Holdings UK & Ireland, dated June 28, 2013 (the “News Corp Separation Agreement”).

WHEREAS, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2018, among The Walt Disney Company (“Disney”), Assignor, and certain wholly owned subsidiaries of Disney, after the Separation (as defined below) and the distribution of all of the issued and outstanding common stock of Assignee to the holders of the outstanding shares of Assignor common stock on a pro rata basis, Disney will acquire Assignor under a newly formed holding company, TWDC Holdco 613 Corp. (the “Disney Transaction”);

WHEREAS, prior to the closing of the Disney Transaction, Assignor will, among other things, engage in an internal restructuring, whereby it will transfer to Assignee and its subsidiaries, the FOX Assets (as defined below), and Assignee and its subsidiaries will assume from 21CF the FOX Liabilities (as defined below) (the “Separation”);

WHEREAS, following the Separation and prior to the closing of the Disney Transaction, Assignor will distribute or otherwise transfer all of the issued and outstanding common stock of Assignee to Assignor stockholders (other than holders that are subsidiaries of Assignor) on a pro rata basis, resulting in Assignee becoming a new publicly traded company (the “Distribution”, and the effective time of the Distribution, the “Distribution Time”);

WHEREAS, in order to effectuate the Separation, effective immediately prior to the Distribution Time (the “Effective Time”), Assignor desires to assign, convey, transfer and set over to Assignee certain of Assignor’s rights, benefits, privileges, interests and obligations under the News Corp Separation Agreement and Assignee desires to accept such assignment, conveyance, transfer and set over from Assignor and to assume certain of Assignor’s obligations under the News Corp Separation Agreement and to agree to satisfy, pay, perform and discharge, as and when due, such obligations, in each case, on the terms set forth herein; and

WHEREAS, pursuant to Section 9.06 of the News Corp Separation Agreement, Assignor may assign its rights and obligations under the News Corp Separation Agreement to any of its affiliates, and Assignor may be released from such obligations with the consent of News Corp and News Corp UK & Ireland and News Corp and News Corp UK & Ireland desire to consent to such release of Assignor.

  NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set out herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.
Effectiveness. This Agreement shall be effective as of the Effective Time.  In the event the Separation does not occur for any reason, this Agreement will be null and void with no further action required on the part of either party.

2.
Assignment. Assignor hereby irrevocably assigns, conveys and transfers to Assignee all of Assignor’s rights, benefits, privileges, interests, burdens, obligations and liabilities under the News Corp Separation Agreement  (i) to the extent related to the FOX Assets and/or the FOX Liabilities (whether occurring on, before or after the Effective Time) and (ii) set forth in Section 5.09 of the News Corp Separation Agreement (collectively, the “Assigned Rights and Obligations”), including, without limitation:

(a) the rights, benefits, privileges and interests to the extent related to any Remainco Asset that is a FOX Asset;

(b)     the right to enforce for Assignee’s benefit any of the covenants, agreements or undertakings of News Corp or News Corp UK & Ireland under the News Corp Separation Agreement, to the extent related to the FOX Assets and/or the FOX Liabilities, including, without limitation, to the extent related to the FOX Assets and/or the FOX Liabilities, Assignor’s rights, benefits, privileges and interests under Article IV (Survival and Indemnification; Mutual Releases), Section 2.02 (The Separation and Related Transactions), Section 5.01 (Further Assurances), Section 5.02(b) (Certain Business Matters) and Section 6.04 (Record Retention), in each case, of the News Corp Separation Agreement;

(c)      the burdens, obligations and liabilities of Assignor pursuant to any covenants, agreements or undertakings of Assignor under the News Corp Separation Agreement to the extent related to the FOX Assets and/or the FOX Liabilities, including, without limitation, to the extent related to the FOX Assets and/or the FOX Liabilities, Assignor’s burdens, obligations and liabilities under Article IV (Survival and Indemnification; Mutual Releases) (other than with respect to the U.K. Newspaper Matters set forth in Section 4.06 of the News Corp Separation Agreement), Section 2.02 (The Separation and Related Transactions), Section 5.01 (Further Assurances), Section 5.02(b) (Certain Business Matters) and Section 6.04 (Record Retention), in each case, of the News Corp Separation Agreement;

(d)     the burdens, obligations and liabilities to the extent related to any Remainco Liability (other than with respect to the U.K. Newspaper Matters set forth in Section 4.06 of the News Corp Separation Agreement) that is a FOX Liability; and

(e)     all burdens, obligations and liabilities of Assignor with respect to the U.K. Newspaper Matters set forth in Section 4.06 of the News Corp Separation Agreement (other than with respect to any Liabilities related to Assignor’s securities filings, maintenance of books and records, corporate compliance and other corporate level actions or oversight and indemnification obligations to current and former directors and officers of Assignor) (the burdens, obligations and liabilities set forth in clauses (ii)(c), (d), and (e) the “Assumed Obligations”).

3.
Acceptance and Assumption. Assignee unconditionally accepts the assignment, conveyance and transfer of the Assigned Rights and Obligations and, without limiting the foregoing, assumes and agrees to satisfy, pay, perform and discharge, as and when due, all of the Assumed Obligations (whether occurring on, before or after the Effective Time).

4.
Remainco Indemnified Parties. Assignor, Assignee, News Corp and News Corp UK & Ireland acknowledge and agree that the term “Remainco Indemnified Parties” in the News Corp Separation Agreement shall be amended so as to include each member of the FOX Group and their respective current and former directors, officers, agents and employees, and each of their heirs, executors, successors and assigns.

5.	Novation.

(a)     News Corp, on behalf of itself and the New News Corporation Indemnified Parties, hereby discharges and releases Assignor from all obligations and Liabilities arising out of or in any way connected to the News Corp Separation Agreement that constitute Assigned Rights and Obligations (whether occurring on, before or after the Effective Time).

(b)     News Corp UK & Ireland hereby discharges and releases Assignor from all obligations and Liabilities arising out of or in any way connected to the News Corp Separation Agreement that constitute Assigned Rights and Obligations (whether occurring on, before or after the Effective Time).

(c)     Assignor, on behalf of itself and the Remainco Indemnified Parties (other than each member of the FOX Group and their respective current and former directors, officers, agents and employees, and each of their heirs, executors, successors and assigns), hereby discharges and releases News Corp and News Corp UK & Ireland from all obligations and Liabilities arising out of or in any way connected to the News Corp Separation Agreement that constitute Assigned Rights and Obligations (whether occurring on, before or after the Effective Time).

(d)     The parties intend that this Agreement is a novation of the Assigned Rights and Obligations and that Assignee be substituted for Assignor with respect to the Assigned Rights and Obligations of the News Corp Separation Agreement. News Corp and News Corp UK & Ireland recognize Assignee as Assignor’s successor-in-interest in and to the Assigned Rights and Obligations and agree that Assignee shall, solely with respect to the Assigned Rights and Obligations, be treated as if it were a party to the News Corp Separation Agreement.

(e)      For avoidance of doubt, nothing in this Section 5 shall affect any rights, Liabilities, or obligations (i) of Assignor arising out of or in any way connected to the News Corp Separation Agreement that do not constitute Assigned Rights and Obligations, (ii) of News Corp and News Corp UK & Ireland arising out of or in any way connected to the News Corp Separation Agreement that do not constitute Assigned Rights and Obligations, (iii) of News Corp and News Corp UK & Ireland arising out of or in any way connected to the News Corp Separation Agreement with respect to the Assigned Rights and Obligations as they relate to Assignee as a result of the provisions of Section 2, Section 3 and Section 4 of this Agreement, (iv) of Assignee and its current and former directors, officers, agents and employees and each of their heirs, executors, successors and assigns arising out of or in any way connected to the News Corp Separation Agreement with respect to the Assigned Rights and Obligations as a result of the provisions of Section 2, Section 3 and Section 4 of this Agreement and (v) of Assignor or Assignee pursuant to the FOX Separation Agreement (as defined below).

6.
Notices. Assignor, Assignee, News Corp and News Corp UK & Ireland acknowledge and agree that (i) any notice sent by Assignee with respect to any portion of the News Corp Separation Agreement that has been assigned to it by this Agreement shall be deemed properly delivered under the News Corp Separation Agreement (as if sent by Assignor) if sent in accordance with the requirements of Section 9.04 of the News Corp Separation Agreement and (ii) any notice sent by News Corp or News Corp UK to Assignor shall be deemed delivered to Assignee to the extent sent in accordance with Section 9.04 of the News Corp Separation Agreement and related to any portion of the News Corp Separation Agreement assigned to Assignee pursuant to this Agreement. Assignor shall promptly after becoming aware thereof refer, forward or otherwise deliver any notice received by it from News Corp or News Corp UK that relates to any portion of the News Corp Separation Agreement assigned to Assignee pursuant to this Agreement, to Assignee at the Address.

7.	Certain Definitions.

(a) “Address” shall mean:

Fox Corporation 10201 W. Pico Blvd., Los Angeles, California 90067 Attention: Chief Legal and Policy Officer Email: Viet.Dinh@fox.com

(b)     “FOX Assets” shall have the meaning as set forth in the Separation and Distribution Agreement, dated on or about of March 19, 2019, by and between Twenty-First Century Fox, Inc. and Fox Corporation (the “FOX Separation Agreement”).

(c) “FOX Group” shall have the meaning as set forth in the FOX Separation Agreement.

(d) “FOX Liabilities” shall have the meaning as set forth in the FOX Separation Agreement.

8.	Miscellaneous.

(a)     Further Assurances. Each of the parties shall use its commercially reasonable efforts, on and after the Effective Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement.

(b)     Entire Agreement. This Agreement, including any exhibits and schedules hereto, the FOX Separation Agreement (solely with respect to Assignee and Assignor), and the News Corp Separation Agreement contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

(c)     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not, subject to clause (i) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(d)     Amendment and Modification.  No amendment to or rescission, termination, or discharge of this Agreement is effective unless it is in writing and signed by an authorized representative of each party to this Agreement (other than as set forth in Section 1).

(e)     Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(f) Third Party Beneficiaries. Except for those provisions related to the Remainco Indemnified Parties and the New News Corporation Indemnified Parties, this Agreement is solely for the benefit of each party hereto and its respective affiliates, successors or permitted assigns, and it is not the intention of the parties to confer third party beneficiary rights upon any other person, and should not be deemed to confer upon any third party any remedy, claim, liability, reimbursement, proceedings or other right in excess of those existing without reference to this Agreement.

[Signature page follows. The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Time.

ASSIGNOR

Twenty-First Century Fox, Inc.

By:	/s/ Janet Nova
Name: Janet Nova
Title: Executive Vice President and Deputy Group General Counsel

ASSIGNEE

Fox Corporation

By:	/s/ John Nallen
Name: John Nallen
Title: Chief Operating Officer

NEWS CORP

News Corporation

By:	/s/ Michael Bunder
Name: Michael Bunder
Title: Senior Vice President, Deputy General Counsel and Corporate Secretary

NEWS CORP UK & IRELAND

News Corp Holdings UK & Ireland

By:	/s/ Christopher Longcroft
Name: Christopher Longcroft
Title: Director

[Signature Page to Partial Assignment and Assumption Agreement]